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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                              Quixote Corporation
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                                (Name of Issuer)

                   Common Stock, par value $.01-2/3 per share
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                         (Title of Class of Securities)

                                   749056107
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                                 (CUSIP Number)

                               December 31, 2003
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            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [X]    Rule 13d-1(c)

                  [ ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1745 (12-02)
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CUSIP NO.  749056107                                                 Page 2 of 5
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  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

             Basil Vasiliou Investments Trust
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  2.    Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
               -----------------------------------------------------------------
        (b) [ ]
               -----------------------------------------------------------------
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  3.    SEC Use Only


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  4.    Citizenship or Place of Organization

             Florida
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     Number of             5.      Sole Voting Power

      Shares                           None
                           -----------------------------------------------------
   Beneficially            6.      Shared Voting Power

     Owned by                          None
                           -----------------------------------------------------
       Each                7.      Sole Dispositive Power

     Reporting                         None
                           -----------------------------------------------------
   Person With:            8.      Shared Dispositive Power

                                       None
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  9.    Aggregate Amount Beneficially Owned by Each Reporting Person

            None
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 10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)


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 11.    Percent of Class Represented by Amount in Row (9)

            0.0% (1)
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 12.    Type of Reporting Person (See Instructions)

            00
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CUSIP NO.  749056107                                                 Page 3 of 5
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ITEM 1 (a) NAME OF ISSUER:

         Quixote Corporation (the "Issuer")

ITEM 1 (b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         One East Wacker Drive, Chicago, Illinois 60601.

ITEM 2 (a) NAME OF PERSON FILING:

         This statement is being filed by Basil Vasiliou Investments Trust (the "Reporting Person").

ITEM 2 (b) ADDRESS OF PRINCIPAL OFFICE:

         The Reporting Person's business address is c/o H. Allan Shore, Esq., Akerman, Senterfitt & Eidson, One Southeast Avenue, 28th Floor, Miami, FL 33131-1714.

ITEM 2 (c) CITIZENSHIP:

         The Reporting Person is organized under the laws of the State of Florida.

ITEM 2 (d) TITLE OF CLASS OF SECURITIES:

         This statement relates to the common stock, par value $.01-2/3 of the Issuer ("Common Stock").

ITEM 2 (e) CUSIP NUMBER:   749056107

ITEM 3 If this statement is filed pursuant to Rule 13d-1(b), or Rule 13d-2(b) or
(c), check whether the person filing is a:

         (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

         (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

         (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

         (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

         (e) [ ] An investment advisor in accordance with Section
240.13d-1(b)(1)(ii) (E);

         (f) [ ] An employee benefit plan or endowment fund in accordance with
Section 240.13d-1(b)(1)(ii)(F);

         (g) [ ] A parent holding company or control person in accordance with
Section 240.13d-1(b)(1)(ii)(G);

         (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

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CUSIP NO.  749056107                                                 Page 4 of 5
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         (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j) [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

ITEM 4   OWNERSHIP:

         (a)-(b) As of the date hereof, the Reporting Person does not beneficially own any shares of Common Stock, representing 0.0% of the Common Stock issued and outstanding.

         (c) The Reporting Person has neither the sole nor shared power to vote, to direct the vote, to dispose, or to direct the disposition with respect to any shares of Common Stock of the Issuer, which constitutes 0.0% of the Issuer's total issued and outstanding shares.

ITEM 5   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: [x]

         The Reporting Person has ceased to be the beneficial owner of more than 5 percent of the class of securities.

ITEM 6   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares held by the Reporting Person.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARIES WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         This item is not applicable.

ITEM 8   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP.

         This item is not applicable.

ITEM 9   NOTICE OF DISSOLUTION OF GROUP.

         This item is not applicable.

ITEM 10  CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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CUSIP NO.  749056107                                                 Page 5 of 5
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         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:   January 7, 2004


                                    BASIL VASILIOU INVESTMENTS TRUST


                                    /s/ Jane T. Vasiliou
                                    --------------------------
                                    By: Jane T. Vasiliou
                                    Its:  Trustee